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November 26, 2024

VIA EDGAR

Securities and Exchange
Commission Division of
Corporation Finance Office of
Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sarah Sidwell Geoffrey Kruczek

Re:	BurTech Acquisition Corp. Amendment No. 5 to Registration Statement on Form S-4 Filed on November 22, 2024 File No. 333-280889 SEC Comment Letter dated November 26, 2024

Dear Ms. Sidwell and Mr. Kruczek:

On behalf of BurTech Acquisition Corp. (“BurTech”, the “Registrant”, or the “Company”) and Blaize, Inc. (the “Co-Registrant”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 6 (including certain exhibits) (“Amendment No. 6”) to the above-referenced Amendment No. 5 to Registration Statement on Form S-4 filed by the Registrant and Co-Registrant on November 22, 2024 (the “Registration Statement”). This letter and Amendment No. 6 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) regarding the Registration Statement contained in the Staff’s letter dated November 26, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, we are providing to the Staff a supplemental typeset copy of Amendment No. 6 marked to indicate the changes from the Registration Statement.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant and Co-Registrant are shown below each comment. All references to page numbers in the responses herein are to the page numbers in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-4 filed on November 22, 2024

General

1.	Please revise your disclosure to reflect the annual shareholders meeting being called on December 9, 2024 to extend the deadline to consummate a business combination to May 15, 2025. Please state the date by which, pursuant to your charter, you need to complete a business combination before having to liquidate and dissolve the SPAC. Also, considering the December 23, 2024 meeting date related to the transactions in this document, the hypothetical risk presented on page 80 appears to now involve a near-certain event that will occur. As such, please revise clearly throughout, including page 80, to state that the SPAC will be subject to immediate suspension and delisting because it will not have completed a business combination within 36 months of its IPO. Discuss the effects such suspension and delisting may have on the ability to complete this business combination, such as any termination rights available.

Response: The Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 80, 264 and 269 of Amendment No. 6 in response to the comment.

Ms. Sidwell and Mr. Kruczek
Securities and Exchange Commission

November 26, 2024

Annex B, page B-1

2.	Please update Annex B to reflect the final form of the Certificate of Incorporation, consistent with your revisions made in response to prior comment one.

Response: The Company respectfully advises the Staff that it updated Annex B in response to the comment.

* * *

We hope that the foregoing has been helpful to the Staff’s understanding of the Registrant and Co-Registrant’s disclosure and that the disclosure modifications in Amendment No. 6 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Shahal Khan (BurTech Acquisition Corp.) Dinakar Munagala (Blaize, Inc.)
Ryan Lynch (Latham & Watkins LLP)
Lee McIntyre (Norton Rose Fulbright US LLP)